Filed by Banknorth Group, Inc.
                              (Commission File No. 0-16947)

                              Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                              Subject Company: Ipswich Bancshares, Inc.
                              (Commission File No. 0-26663)

                              Date:  February 27, 2002



                      For Immediate Release
                For Further Information, Contact:

                       At Banknorth Group
         Brian Arsenault, SVP, Corporate Communications
                          (207) 761-8517

                      At Ipswich Bancshares
 Frank Kenney, Senior Vice President and Chief Financial Officer
                          (978) 356-7777

          Banknorth Group to Acquire Ipswich Bancshares
               Transaction Valued at $41.1 Million


Portland, Maine, February 27, 2002 - Banknorth Group, Inc. (NASDAQ: BKNG), announced today that it has signed a definitive agreement to acquire Ipswich Bancshares, Inc. (NASDAQ: IPSW), parent company of Ipswich Savings Bank with branches in the North Shore communities of Greater Boston for $41.1 million in cash and stock.

At December 31, 2001, Ipswich had total assets of $321 million, deposits of $250 million, loans of $203 million and shareholders' equity of $15 million. Ipswich operates exclusively in Massachusetts with banking offices in Ipswich, Beverly, North
Andover, Essex, Reading, Rowley, Marblehead and Salem.

"Ipswich is a natural extension of our current Massachusetts franchise and adds some great communities to our community banking network," said William J. Ryan, Banknorth Chairman,
President and Chief Executive Officer. "This market is essentially `next door' to our presence in the Andover, Topsfield and Gloucester market areas."

Banknorth Group operates in Massachusetts as Banknorth
Massachusetts.

"Banknorth's commitment to the communities in which it operates played a large role in our decision to sell," said David L. Grey, President and Chief Executive Officer. "We believe our customers will benefit from Banknorth's extensive branch network and wide array of products and services."

The terms of the agreement call for outstanding shares of Ipswich common stock, other than treasury shares and dissenters' shares, to be converted into the right to receive $20.50 per share or a number of whole shares of Banknorth determined by dividing $20.50 by the average closing prices of the Banknorth common stock over a specified period, plus cash in lieu of any fractional share interest.

The terms are subject to election and allocation procedures which are intended to ensure that 51% of the outstanding Ipswich common stock will be converted into the right to receive Banknorth common stock and 49% of the outstanding Ipswich common stock will be converted into the right to receive cash. The transaction is intended to qualify as a reorganization for federal income tax purposes, with the result that shareholders who exchange their Ipswich stock solely for Banknorth stock will do so on a tax-free basis.

The transaction is valued at 260% of Ipswich book value per share at December 31, 2001 and 12.8 times estimated earnings per share of Ipswich for 2002.

The definitive agreement was approved by the Board of Directors of Banknorth and the Board of Directors of Ipswich. The transaction is subject to all required regulatory approvals, the approval by shareholders of Ipswich and other customary conditions. The transaction is expected to be completed in the middle of the year with operational integration to follow soon after.

In connection with this transaction, Ipswich granted to Banknorth an option to purchase 19.9 percent of its outstanding common stock under certain conditions.

"We expect to achieve approximately 25% percent cost savings in the transaction, principally from consolidating `back office' functions," said Peter J. Verrill, Banknorth Chief Financial Officer and Chief Operating Officer. Mr. Verrill noted that Banknorth expects transaction costs of approximately $4.2 million in connection with the acquisition, a portion of which will be charged to earnings as a one-time charge and the balance of which will increase Banknorth's goodwill.

Mr. Verrill added that the transaction is expected to be accretive to Banknorth's earnings upon operational integration, but that because of the small relative size of Ipswich to Banknorth, 2002 earnings will not be affected. 2003 earnings are expected to be positively impacted by one cent per diluted share.

Banknorth Group, Inc., headquartered in Portland, Maine is one of the country's 35 largest commercial banking companies with total assets of $21.1 billion at December 31, 2001. The Company's banking subsidiary, Banknorth, NA, operates banking divisions in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont. Banknorth also operates subsidiaries and divisions in insurance, investment planning, money management, leasing, merchant services, mortgage banking, government banking and other financial services.
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This  press  release  contains  forward-looking  statements  with respect to the financial condition, results of operations and business of Banknorth upon consummation of the acquisition of
Ipswich,  including statements relating to:   (a)  the  estimated
cost savings and accretion to reported earnings that will be realized from the acquisition and (b) the merger charges expected to be incurred in connection with the acquisition. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and Ipswich are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic
conditions,  either  nationally  or  in  the  markets  in   which
Banknorth  will  be  doing  business,  are  less  favorable  than
expected;   or   (7)   legislation  or  changes   in   regulatory
requirements adversely affect the businesses in which Banknorth would be engaged.

Banknorth   and   Ipswich  will  be  filing  relevant   documents
concerning   the   merger  with  the  Securities   and   Exchange
Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Banknorth will be available free of charge from the Secretary of Banknorth (Carol L. Mitchell, Secretary,
Banknorth  Group,  Inc.,  Two Portland  Square,  P.O.  Box  9540,
Portland,  Maine  04112-9540,  telephone  (207)  761-8500),   and
documents filed with the SEC by Ipswich will be available free of charge from the Clerk of Ipswich (Mariell Lyons, Clerk, Ipswich Bancshares, Inc. 23 Market Street, Ipswich, Massachusetts 01938, telephone (978) 356-7777). The directors and executive officers of Ipswich may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of Ipswich and ownership of Ipswich common stock is set forth in Ipswich's proxy statement as filed with the SEC on March 28, 2001. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed acquisition when it becomes available. IPSWICH INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.








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